To announce the Company's October 2014 revenues Date of events: 2014/11/10 Contents:

1.	Date of occurrence of the event: 2014/11/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited consolidated revenue of NT$19.03 billion for October 2014, an increase of 0.9% as compared to the same period of 2013. Operating costs and expenses increased by 8.9% to NT$16.09 billion year-over-year. Operating income decreased by 13.4% to NT$3.54 billion. Income before income tax decreased by 13.6% to NT$3.65 billion. Net income attributable to stockholders of the parent decreased by 14.7% to NT$2.94 billion, and EPS was NT$0.38. Mobile communications business revenue increased 1.5% year-over-year. The increase was mainly due to the 21.3% growth of mobile value added service revenue derived from mobile internet subscriber increase and the 3.1% increase in handset sales, which offset the 11.1% decrease in mobile voice revenue resulting from the VoIP substitution and market competition. Broadband access revenue increased by 0.6% and HiNet ISP was flat, respectively, year-over-year. For traditional fixed line services, local service revenue decreased by 5.4%, owing to mobile and VOIP substitution. The increase of operating costs and expenses was mainly attributable to the sale of iPhone 6 and iPhone 6 plus, which injected momentum of 4G smartphone sales and subscriber growth.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.